Exhibit 99.1

NEWS RELEASE

Toronto, May 6, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q1 Results

Dividend Increased for 13th Consecutive Year

David Harquail appointed Chair

Paul Brink appointed CEO

“Franco-Nevada’s diversified portfolio performed very well in the first quarter adding strong free cash flow to our debt-free balance sheet,” stated David Harquail, CEO. “Going forward, we are seeing COVID-19 related production curtailments to a portion of our mining portfolio which will temporarily defer some of our mining revenues. In our energy portfolio, we have seen a sharp drop in commodity prices and drilling activity and an impairment has been taken to reflect our reduced expectations for those assets. Energy is expected to be less than 10% of our revenues this year and weakness in this sector is expected to be more than offset by strength in our gold equivalent assets. It is a testament to our ongoing confidence in both the portfolio and business model that today the Board has increased the dividend for the 13th consecutive year adding to the over $1.2 billion of dividends already paid.”

At today’s AGM, Pierre Lassonde gave his last address as Chair before taking on the title of Chair Emeritus. The Board thanked Mr. Lassonde for his great leadership to both the industry and for his contribution in creating tremendous value for Franco-Nevada shareholders over the past 12.5 years.

“After 35 years with Franco-Nevada, in one incarnation or another, I would like to thank all of the analysts, brokers, portfolio managers and shareholders who have believed in us and helped us build this great company,” stated Pierre Lassonde, Chair. “At a time when financial markets are racked by uncertainty, volatility and violent losses in the face of COVID-19, there is nothing that gives me greater pleasure than to see our share price reach new highs and give our thousands of shareholders that extra support and comfort they deserve by having invested in Franco-Nevada. That, more than anything else, is reward enough for me. Thank you.”

Following the meeting, David Harquail was appointed Chair and Paul Brink as President and CEO. Mr. Brink has also joined the Board as a director along with Maureen Jensen who is the former Chair and CEO of the Ontario Securities Commission and a geoscientist.

Q1/2020 Financial Highlights

•	134,941 Gold Equivalent Ounces[1] (“GEOs”) sold
•	$240.5 million in revenue
•	$98.8 million of Net Loss, or $0.52 per share, reflecting after-tax impairment charges of $207.4 million ($271.7 million pre-tax) related to the Company’s interests in the SCOOP/STACK and Weyburn
•	$109.2 million of Adjusted Net Income[2], or $0.58 per share
•	$41.5 million in Cash Costs[3], or $308 per GEO sold
•	$192.7 million of Adjusted EBITDA[4], or $1.02 per share

Revenue and GEO Sales by Asset Categories
	Q1/2020		Q1/2019
	GEO Sales	Revenue	GEO Sales	Revenue
	#	(in millions)	#	(in millions)
Gold	105,751	$167.0	87,578	$114.0
Silver	13,882	22.1	15,298	20.0
PGMs	13,879	22.6	14,629	19.1
Other Mining Assets	1,429	2.3	4,544	5.9
Mining	134,941	$214.0	122,049	$159.0
Energy	—	26.5	—	20.8
	134,941	$240.5	122,049	$179.8

For Q1/2020, revenue was sourced  89.0%  from gold and gold equivalents (69.4% gold, 9.2% silver, 9.4% PGM and 1.0% other mining assets) and 11.0% from energy (oil, gas and NGLs). The portfolio’s objective is to maintain a focus on precious metals (gold, silver and PGM) with a target of no more than 20% in revenue from energy. Geographically, revenue was sourced 86.9% from the Americas (48.9% Latin America, 18.7% U.S. and 19.3% Canada).

Corporate Updates

•

Island Gold Royalty Interest: On March 20, 2020, Franco-Nevada acquired an existing 0.62% NSR on Alamos Gold Inc.’s Island Gold project in Finan Township in the Province of Ontario for C$19.0 million ($13.4 million).

•

New Independent Director: At today’s annual meeting, Maureen Jensen was elected to Franco-Nevada’s Board of Directors. Ms. Jensen has had a distinguished career in senior regulatory and business positions, most recently as Chair and Chief Executive Officer of the Ontario Securities Commission from 2016 to 2020. Ms. Jensen is also a Registered Professional Geoscientist and brings extensive experience and knowledge both in regulatory and governance matters and in geology and mining matters. Franco-Nevada’s Board now has three women directors representing one-third of independent directors.

•

At-the-Market Equity Program (“ATM Program”):  In Q1/2020, the Company issued 435,000 shares under its ATM Program for net proceeds of $45.5 million. The ATM Program was established under the Company’s 2018 base shelf prospectus which was due to expire in July 2020.  On April 28, 2020, the Company renewed its base shelf prospectus.  As a result, the old base shelf prospectus and associated ATM Program was terminated.  The Company intends to establish a $300 million at-the-market program under the new base shelf prospectus subject to regulatory and stock exchange approval.

•

Credit Facilities:  On February 14, 2020, the Company made full repayment of the $80.0 million it had outstanding under its non-revolving credit facility. On March 10, 2020, the Company amended the Franco-Nevada (Barbados) Corporation revolving credit facility to extend its term by an additional year to March 20, 2021.

COVID-19 Updates

Franco-Nevada supports measures to address the COVID-19 pandemic. All of our employees continue to work remotely and there are no known cases in the Company. The Company is closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets.

•

Gold and Gold Equivalent Mining Assets: Franco-Nevada has a diversified portfolio that includes 56 producing assets consisting of four larger cash-flowing assets, Antamina, Antapaccay, Candelaria and Cobre Panama and 52 smaller cash-flowing assets. Operations at Cobre Panama and Antamina have been temporarily suspended.  Antapaccay and Candelaria continue to operate at normal levels.  11 of the 52 cash-flowing assets have announced temporarily reduced or curtailed production, 5 of which have since resumed activities.

•

Energy Assets: The Company has also undertaken a review of the carrying value of its Energy assets. As a result of reduced production and capital spend by the operators of the Company’s Energy assets due to lower market expectations for oil and gas prices, the Company recorded after-tax impairments of $207.4  million ($271.7 million pre-tax) related to its interests in the SCOOP/STACK and Weyburn.

•

2020 Guidance: As previously announced, the Company has withdrawn its GEO sales guidance and energy revenue guidance for 2020 and will provide new guidance once operations in the mining industry and energy markets stabilize.

Q1/2020 Portfolio Updates

Gold Equivalent Ounces Sold:    GEOs sold for the quarter were 134,941,  an increase of 10.6% from the 122,049 sold in Q1/2019.  Cobre Panama,  Guadalupe-Palmarejo and Hemlo contributed to the quarter-over-quarter increase, partly offset by lower contributions from Candelaria, Antapaccay and Sabodala.

Latin America:

•

Cobre Panama (gold and silver stream)  – Franco-Nevada sold 25,307 GEOs from the mine in Q1/2020. Production in the quarter was impacted by downtime in the crusher circuit. Due to COVID-19, First Quantum placed the Cobre Panama operation on care and maintenance on April 7, 2020. First Quantum now expects Cobre Panama to produce between 210,000 – 235,000 tonnes of copper, compared to 285,000 – 310,000 tonnes previously, assuming a restart of operations by the end of May 2020.

•

Candelaria (gold and silver stream)  – Although copper production at the Candelaria mine was higher quarter-over-quarter due to higher copper head grades as more ore was sourced directly from the open-pit and underground mines as opposed to stockpiles,  GEOs sold decreased due to the timing of deliveries to Franco-Nevada in Q1/2020.

•	Antapaccay (gold and silver stream) – GEOs sold from Antapaccay were slightly lower quarter-over-quarter due to anticipated lower grades based on the life of mine plan.
•

Antamina (22.5% silver stream) – GEOs sold from Antamina were lower quarter-over-quarter, reflecting lower copper grades, in-line with the life of mine plan.  Due to a higher gold-to-silver ratio, the conversion of silver ounces to GEOs was also negatively impacted.  On April 13, 2020, Teck Resources announced that the operation was being temporarily suspended due to COVID-19. Timing on the resumption of operations is uncertain at this time.

•

Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo increased quarter-over-quarter, due to higher grades and sales from inventory carried over from Q4/2019. As a result of COVID-19, operations at the mine have been suspended since April 7, 2020.

•	Cerro Moro (2% royalty) – Due to COVID-19, operations at Cerro Moro were temporarily suspended from March 20, 2020 to April 3, 2020.

U.S.:

•

Stillwater (5% royalty) – Stillwater benefited from strong palladium prices and the continued ramp-up of the Blitz project in Q1/2020. On March 23, 2020, Sibanye-Stillwater announced the deferral of non-essential growth capital expenditure at the mine in response to COVID-19, which may impact the development schedule of the Blitz project.

•

South Arturo (4-9% royalty) – South Arturo had a strong quarter of production due to the El Nino underground mine achieving commercial production in October 2019 and processing of ore stockpiles. Additional development of the Phase 1 and Phase 3 open-pit projects and the potential for an on-site heap leach operation are being evaluated.

•

Castle Mountain (2.65% royalty) – Phase 1 production is targeted by Equinox for Q3/2020, which anticipates production of 45,000 ounces per year for 3 years. Phase 1 construction was 50% complete at the end of 2019.  Feasibility and permitting for Phase 2 is underway, which anticipates production increasing to approximately 200,000 ounces per year.

Canada:

•

Detour Lake (2% royalty)  – Kirkland Lake Gold, which acquired Detour Gold Corporation in January 2020, plans to optimize the Detour Lake mine plan, improve productivity, manage costs and expand production. Due to COVID-19, on March 23, 2020, Kirkland Lake Gold transitioned the mine to reduced operations and suspended exploration drilling.  Kirkland Lake has now commenced a  gradual recall of its workers at Detour Lake.

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold reported that construction of the #4 Shaft is continuing at a  reduced level, but remains on schedule and budget. Although exploration drilling has been suspended in response to COVID-19, Kirkland Lake still expects to carry out extensive exploration drilling in 2020. Kirkland Lake has now commenced a  gradual recall of its workers at Macassa.

•	Hemlo (3% royalty & 50% NPI) – Royalties from Hemlo increased quarter-over-quarter as the operation was modernized and refocused in 2019.
•	Golden Highway (Holt, Holloway and Taylor mines) – Kirkland Lake announced the temporary suspension of operations at the Holt Complex on April 2, 2020.
•

Valentine Lake (2% royalty) – Marathon Gold announced a positive pre-feasibility study, which supports a 12-year open-pit operation with average gold production of 175,000 ounces per year in the first 9 years, reducing to 54,000 ounces per year in the last 3 years.

•	Canadian Malartic (1.5% royalty) – Due to COVID-19, operations at Canadian Malartic were temporarily suspended from March 24, 2020 to April 15, 2020.

Rest of World:

•

MWS (gold stream) – Due to COVID-19, operations at MWS were suspended on March 26, 2020. On April 15, 2020, AngloGold Ashanti announced it had been granted permission for a limited restart, with a third of its usual workforce.

•

Tasiast (2% royalty) – The Tasiast 24k project currently remains on schedule and on budget and is expected to double capacity by mid-2023. However, timing may be challenged by COVID-19 related restrictions. Unionized employees at the Tasiast mine also initiated a strike action on May 5, 2020.

Energy:   Revenue from the energy assets increased to $26.5 million in Q1/2020 compared to $20.8 million in Q1/2019,  reflecting contributions from new investments in the Marcellus and in the SCOOP/STACK by the Royalty Acquisition Venture with Continental but offset by lower commodity prices compared to Q1/2019.

U.S.:

•	Marcellus (1% royalty) – The recently acquired royalty contributed $5.8 million to revenue in Q1/2020 and the asset will benefit from its first full year of revenue in 2020.
•

SCOOP/STACK (various royalty rates)  – Royalties from SCOOP/STACK increased quarter-over-quarter due to additional contributions from the Royalty Acquisition Venture with Continental.    In Q1/2020, Franco-Nevada recorded contributions of $16.8 million to the Royalty Acquisition Venture and its remaining commitment is $127.0 million to be funded in future periods. For 2020, in order to account for recent weakness in the commodity price environment, Franco-Nevada and Continental have collectively agreed to reduce their capital funding commitments to the Royalty Acquisition Venture by approximately half, with Franco-Nevada’s share being approximately $35 million for the remainder of 2020. The reduced funding level will target lower prices for acquiring acreage, which will allow the Royalty Acquisition Venture to bolster the land base and provide a stronger platform for a potential future rebound in commodity prices and a resumption of development activity by Continental.

•

Permian Basin (various royalty rates)  –  Revenue from Franco-Nevada’s interests in the Permian Basin increased quarter-over-quarter due to an increase in drilling activity on royalty lands, partly offset by lower realized prices.

Canada:

•	Weyburn (NRI, ORR, WI) – Revenue from Weyburn decreased quarter-over-quarter due to lower realized prices and higher capital and operating costs in the quarter.
•	Orion (4% GORR) – Revenue from Orion decreased quarter-over-quarter due to lower realized prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.26 per share.  The dividend is a 4.0% increase from the previous $0.25 per share quarterly dividend and marks the 13th consecutive annual dividend increase for Franco-Nevada shareholders.  Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 9.6% yield on their cost base.  The dividend will be paid on June 25, 2020 to shareholders of record on June 11, 2020 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday,  May 7, 2020 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s Q1/2020 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until May 14, 2020: Toll-Free (888) 390-0541; International (416) 764-8677; Code 621893 #
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com	mailto:info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the at-the-market (“ATM”) program, and the Company’s expected use of the net proceeds of the ATM program. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM program and the aggregate net proceeds received by the Company as a result of the ATM program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q1/2020, the average commodity prices were as follows: $1,583 gold (Q1/2019 - $1,304), $16.90 silver (Q1/2019 - $15.57), $903 platinum (Q1/2019 - $823) and $2,284 palladium (Q1/2019 - $1,435).

2

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):  impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.

3

Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs attributable to GEOs sold is calculated by starting with total costs of sales and excluding depletion and depreciation, costs not attributable to GEO sales such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO sold.

4

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.

Reconciliation to IFRS measures:

	For the three months ended
	March 31,
(expressed in millions, except per GEO amounts)	2020	2019
Total costs of sales	$108.0	$93.3
Depletion and depreciation	(64.4)	(60.9)
Energy operating costs	(2.1)	(1.4)
Cash Costs attributable to GEOs sold	$41.5	$31.0
GEOs, excluding prepaid ounces	134,941	122,049
Cash Costs per GEO sold	$308	$254

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2020	2019
Net (Loss) Income	$(98.8)	$65.2
Income tax (recovery) expense	(44.9)	13.0
Finance expenses	1.1	2.5
Finance income	(0.9)	(0.7)
Depletion and depreciation	64.4	60.9
Impairment of royalty, stream and working interests	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	0.1	—
Adjusted EBITDA	$192.7	$140.9
Basic weighted average shares outstanding	189.4	187.0
Adjusted EBITDA per share	$1.02	$0.75

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2020	2019
Net (Loss) Income	$(98.8)	$65.2
Impairment of royalty, stream and working interests	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	0.1	—
Tax effect of adjustments	(63.8)	—
Adjusted Net Income	$109.2	$65.2
Basic weighted average shares outstanding	189.4	187.0
Adjusted Net Income per share	$0.58	$0.35

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2020	2019
ASSETS
Cash and cash equivalents (Note 4)	$209.8	$132.1
Receivables	83.1	97.8
Prepaid expenses and other (Note 6)	47.2	48.8
Current assets	$340.1	$278.7

Royalty, stream and working interests, net (Note 7)	$4,449.4	$4,797.8
Investments and loan receivable (Note 5)	130.9	183.2
Deferred income tax assets	52.8	6.8
Other assets (Note 8)	8.5	14.1
Total assets	$4,981.7	$5,280.6

LIABILITIES
Accounts payable and accrued liabilities	$38.6	$41.8
Current income tax liabilities	2.0	11.6
Current liabilities	$40.6	$53.4

Debt (Note 9)	$—	$80.0
Deferred income tax liabilities	60.4	82.4
Other liabilities	4.3	2.6
Total liabilities	$105.3	$218.4

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,448.7	$5,390.7
Contributed surplus	15.2	14.2
Deficit	(310.3)	(164.4)
Accumulated other comprehensive loss	(277.2)	(178.3)
Total shareholders’ equity	$4,876.4	$5,062.2
Total liabilities and shareholders’ equity	$4,981.7	$5,280.6

Contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our  Q1/2020  Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2020	2019
Revenue (Note 10)	$240.5	$179.8

Costs of sales
Costs of sales (Note 11)	$43.6	$32.4
Depletion and depreciation	64.4	60.9
Total costs of sales	$108.0	$93.3
Gross profit	$132.5	$86.5

Other operating expenses (income)
Impairment of royalty, streams and working interests (Note 7)	$271.7	$—
General and administrative expenses	6.2	6.9
Gain on sale of gold bullion	(2.0)	(0.4)
Total other operating expenses (income)	$275.9	$6.5
Operating (loss) income	$(143.4)	$80.0
Foreign exchange gain (loss) and other income (expenses)	$(0.1)	$—
(Loss) income before finance items and income taxes	$(143.5)	$80.0

Finance items (Note 13)
Finance income	$0.9	$0.7
Finance expenses	(1.1)	(2.5)
Net (loss) income before income taxes	$(143.7)	$78.2

Income tax (recovery) expense (Note 14)	(44.9)	13.0
Net (loss) income	$(98.8)	$65.2

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(63.6)	$14.0

Items that will not be reclassified subsequently to profit and loss:
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 5)	(35.3)	22.9
Other comprehensive (loss) income	$(98.9)	$36.9

Comprehensive (loss) income	$(197.7)	$102.1

(Loss) earnings per share (Note 16)
Basic	$(0.52)	$0.35
Diluted	$(0.52)	$0.35
Weighted average number of shares outstanding (Note 16)
Basic	189.4	187.0
Diluted	189.8	187.3

The accompanying notes are an integral part of these consolidated financial statements and can be found in our  Q1/2020  Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(98.8)	$65.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion and depreciation	64.4	60.9
Share-based payments	1.2	1.4
Impairment of royalty, stream and working interests	271.7	—
Unrealized foreign exchange loss (gain)	0.5	(0.1)
Deferred income tax (recovery) expense	(59.3)	3.3
Other non-cash items	(2.5)	0.3
Acquisition of gold bullion	(8.8)	(7.6)
Proceeds from sale of gold bullion	13.5	11.2
Operating cash flows before changes in non-cash working capital	$181.9	$134.6
Changes in non-cash working capital:
Decrease in receivables	$14.7	$6.9
Decrease (increase) in prepaid expenses and other	7.1	(1.5)
(Decrease) increase in current liabilities	(8.5)	3.6
Net cash provided by operating activities	$195.2	$143.6

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(34.3)	$(57.3)
Acquisition of energy well equipment	(0.2)	(0.3)
Proceeds from sale of investments	—	1.3
Net cash used in investing activities	$(34.5)	$(56.3)

Cash flows from financing activities
Repayment of revolving credit facilities	$—	$(50.0)
Repayment of term loan	(80.0)	—
Proceeds from at-the-market equity offering	37.5	—
Credit facility amendment costs	—	(0.8)
Payment of dividends	(36.2)	(34.9)
Proceeds from exercise of stock options	1.2	1.0
Net cash used in financing activities	$(77.5)	$(84.7)
Effect of exchange rate changes on cash and cash equivalents	$(5.5)	$0.3
Net change in cash and cash equivalents	$77.7	$2.9
Cash and cash equivalents at beginning of period	$132.1	$69.7
Cash and cash equivalents at end of period	$209.8	$72.6

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$0.8	$2.2
Income taxes paid	$18.4	$7.0

The accompanying notes are an integral part of these consolidated financial statements and can be found in our  Q1/2020  Report available on our website